

10031103

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peyton, Chandler & Sullivan, Inc

OFFICIAL USE ONLY
113517
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Sunrise Avenue, Suite 100-C
(No. and Street)

Roseville (City), CA (State) 95661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard From 916-952-9050 or 916-772-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

9838 Research Drive (Address) Irvine (City) CA (State) 92618 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard S. From, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peyton, Chandler & Sullivan, Inc., 720 Sunrise Ave, Ste 100-C, Roseville CA, as of MAY 25, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / Pres

Title

Notary Public


ROSS OHRENSCHALL
COMM. # 1829339
Notary Public-California
PLACER
My Commission Expires Jan. 5, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Placer)

On MAY 25, 2010 before me, Ross Ohrenschall Notary Public
(insert name and title of the officer)

personally appeared RICHARD S. FROM,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


ROSS OHRENSCHALL
COMM. # 1829339
Notary Public - California
PLACER
My Commission Expires Jan. 5, 2013
BCT 2

Signature  **(Seal)**

PEYTON, CHANDLER & SULLIVAN, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL
FOR THE YEAR ENDED
DECEMBER 31, 2009

TABLE OF CONTENTS

MENDOZA
BERGER
& COMPANY, L.L.P
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

We have audited the accompanying statement of financial condition of Peyton, Chandler & Sullivan, Inc., a California corporation (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peyton, Chandler & Sullivan, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit and has negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
May 25, 2010

9838 Research Drive • Irvine • California • 92618
949.387.9850 • Fax 949.387.9652

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets		
Cash	$	56
Notes receivable		31,915
Prepaid expenses		25
Total current assets		31,996
Property and equipment, net		11,649
Total assets	$	43,645

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable and accrued liabilities	$	26,617
Accrued wages and related expenses		208,128
Income taxes payable		800
Note payable to related party		12,500
Total current liabilities		248,045
Stockholders' equity		
Preferred stock, no par value, 10,000,000 shares authorized		
Series A, 88,144 shares issued and outstanding		308,500
Series B, 80,000 shares issued and outstanding		118,960
Common stock, no par value; 40,000,000 shares authorized, 18,280,085 shares issued and outstanding		367,800
Additional paid-in capital		39,540
Accumulated deficit		(1,039,200)
Total stockholders' deficit		(204,400)
Total liabilities and stockholders' equity	$	43,645

See accompanying notes.

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2009

Revenue:		
Consulting income	$	19,985
Realized loss on sale of securities		(8,815)
Net revenue		11,170
Operating expenses:		
Compensation and benefits		189,240
Office expenses		23,247
Legal and professional fees		13,306
Rent		15,120
Depreciation		4,064
Tax and licenses		3,613
Total operating expenses		248,590
Loss from operations		(237,420)
Loss before provision (benefit) for income taxes		(237,420)
Provision for income taxes		(49,722)
Net loss	$	(287,142)

See accompanying notes.

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Preferred Stock								
	Series A		Series B		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2008	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 33,540	$ (752,058)	$ 76,742
Capital contribution	-	-	-	-	-	-	6,000	-	6,000
Net loss	-	-	-	-	-	-	-	(287,142)	(287,142)
Balance at December 31, 2009	88,144	$ 308,500	80,000	$ 118,960	18,280,085	$ 367,800	$ 39,540	$ (1,039,200)	$ (204,400)

See accompanying notes.

PEYTON, CHANDLER & SULLIVAN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss	$	(287,142)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		4,064
Realized loss on sale of securities		8,815
Deferred taxes and valuation allowance		46,000
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		11,010
Prepaid expenses		370
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		22,706
Accrued wages and related expenses		170,437
Income taxes payable		800
Net cash used in operating activities		(22,940)
Cash flows from investing activities:		
Proceeds from the sale of securities		28,860
Advances – employees' notes receivable		(31,915)
Net cash used in investing activities		(3,055)
Cash flow from financing activities:		
Advances against related party note		12,500
Capital contribution		6,000
Net cash provided by financing activities		18,500
Net decrease in cash		(7,495)
Cash, beginning of year		7,551
Cash, end of year	$	56

See accompanying notes.

1. NATURE OF ORGANIZATION AND BUSINESS OPERATIONS

Peyton, Chandler & Sullivan, Inc. (the Company), is a registered broker/dealer effective as of November 5, 2001 with the National Association of Securities Dealers (NASD), and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis. The Company is licensed to engage in the following types of business: broker or dealer retailing corporate equities, broker or dealer retailing corporate debt securities, underwriting or selling group participant, mutual fund retailer, U.S. government securities dealer, broker or dealer selling variable life insurance or annuities and private placement of securities. In 2007, the NASD was replaced by the Financial Industry Regulatory Authority (FINRA) as the Company's regulatory agency.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2009.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment are depreciated over five to seven years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

Fair Value of Financial Instruments

The Company records financial instruments at their respective fair values. At December 31, 2009, the Company held no financial instruments.

Recent Accounting Pronouncements

Effective July 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, *Generally Accepted Accounting Principles – Overall* ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Recent Accounting Pronouncements (Continued)

Effective January 1, 2008, the Company adopted FASB ASC 820-10, *Fair Value Measurements and Disclosures – Overall* ("ASC 820-10") with respect to its financial assets and liabilities. In February 2008, the FASB issued updated guidance related to fair value measurements, which is included in the Codification in ASC 820-10-55, *Fair Value Measurements and Disclosures – Overall – Implementation Guidance and Illustrations.* The updated guidance provided a one year deferral of the effective date of ASC 820-10 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. The Company adopted the provisions of ASC 820-10 for non-financial assets and non-financial liabilities effective January 1, 2009, and such adoption did not have a material impact on the Company's results of operations or financial condition.

Effective April 1, 2009, the Company adopted FASB ASC 820-10-65, *Fair Value Measurements and Disclosures – Overall – Transition and Open Effective Date Information* ("ASC 820-10-65"). ASC 820-10-65 provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for an asset or liability have significantly decreased. ASC 820-10-65 also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 825-10-65 also amends ASC 825-10 to require disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements and also amends ASC 270-10 to require those disclosures in all interim financial statements. The adoption of ASC 820-10-65 did not have an impact on the Company's results of operations or financial condition.

Effective April 1, 2009, the Company adopted FASB ASC 855-10, *Subsequent Events – Overall* ("ASC 855-10"). ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date – that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. Adoption of ASC 855-10 did not have a material impact on the Company's consolidated results of operations or financial condition. The Company has evaluated subsequent events from December 31, 2009 to the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

Effective July 1, 2009, the Company adopted FASB ASU No. 2009-05, *Fair Value Measurements and Disclosures* (Topic 820) ("ASU 2009-05"). ASU 2009-05 provided amendments to ASC 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company's results of operations or financial condition.

3. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company sustained a net loss of $287,142 for the year ended December 31, 2009 and has an accumulated deficit of $1,039,200, has total stockholders' deficit of $204,400 and has $216,049 in negative working capital.

These items raise substantial doubt about the Company's ability to continue as a going concern. If the Company's financial resources are insufficient, the Company will require additional financing in order to execute its operating plan and continue as a going concern. The Company cannot predict whether this additional financing will be in the form of equity, debt or another form and there is no assurance the Company will be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. If financing sources fail to materialize, management would seek alternate funding sources such as the sale of common and/or preferred stock, the issuance of debt or other means.

The Company plans to attempt to address its working capital deficiency by increasing its sales, maintaining strict expense controls and/or seeking strategic alliances or by obtaining additional financing or a capital infusion.

If the Company is unable to secure additional financing, the Company could be forced to reduce or curtail its business operations. The accompanying financial statements do not reflect any adjustments related to the outcome of this uncertainty.

4. NOTES RECEIVABLE

The Company's has two notes receivables due from two employees for advances made during the year ended December 31, 2009. Both notes carry interest at 1% per annum with all principal and interest due December 2010. At December 31, 2009, the notes receivable balance was $31,915.

5. SECURITIES OWNED

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in revenues.

	For the Year Ended December 31, 2009		
	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities:			
Marketable equity securities	$ -	$ -	$ -

Realized gains and losses are determined on the basis of actual results on investments. During 2009 sales proceeds and gross realized gain on marketable securities were:

Sale proceeds	$ 28,860
Gross realized loss	$ (8,815)

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Office furniture and equipment	$ 141,315
Automobile	51,240
	192,555
Less: accumulated depreciation	(180,906)
	$ 11,649

Depreciation expense for the year ended December 31, 2009 was $4,064.

7. PREFERRED STOCK

Convertible Series A Preferred Stock

The features of the Convertible Series A Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series A Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at 8% per share when and if declared by the Company's Board of Directors, g) registration rights, and h) redemption rights at the option of the stockholders and the Company.

Convertible Series B Preferred Stock

The features of the Convertible Series B Preferred Stock include a) a liquidation preference equal to the original purchase price, b) a right to convert the shares to Common Stock at a conversion rate of the original purchase price divided by the conversion price, c) automatic conversion into common stock upon the earlier of, a public offering of common stock of not less than $10,000,000, the merger or consolidation of the Company with any other corporation for aggregate consideration of more than $10.00 per share of common stock, or an election by the holders of at least two-thirds of the then outstanding shares of Convertible Series B Preferred d) antidilutive provisions, e) voting rights equal to the number of shares of Common Stock issuable if the shares were converted, f) dividends payable at a variable rate of 10% of the profits of the market making desk with the institutional desk and a minimum of 8% per share when and if declared by the Company's Board of Directors, g) registration rights, and h) redemption rights at the option of the Company.

Additional Paid-in Capital

Additional paid-in capital represents non-stock, cash capital contributions by the Company's principal stockholder and Chief Executive Officer.

8. PROVISION (BENEFIT) FOR INCOME TAXES

The components of the provision (benefit) for income taxes are as follows for the year ended December 31, 2009:

Current tax expense (benefit):	
Federal	$ 2,922
State	800
	3,722
Deferred liability:	
Federal	(49,000)
State	(32,000)
	(81,000)
	(77,278)
Valuation allowance	127,000
Total provision (benefit) for income taxes	$ (49,722)

The Company's provision (benefit) for income taxes differs from applying the statutory federal and state income tax rates to income before income taxes primarily as a result of the deferred tax asset valuation allowance.

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2009 are as follows:

Deferred income tax asset, current:	
Accrued wages and state tax benefit	$ 82,000
Less: valuation allowance	(82,000)
Deferred income tax asset, current	$ -
Deferred income tax asset, current:	
Benefit from net operating loss	$ 45,000
Less: valuation allowance	(45,000)
Deferred income tax asset, current	$ -

8. PROVISION (BENEFIT) FOR INCOME TAXES (Continued)

The Company also has potential non-current deferred tax assets resulting from net operating loss carry forwards. The federal and state tax net operating loss carry forwards of approximately $140,000 and $220,000, respectively, may be used to offset future taxable income. Such net operating losses expire through 2029. A valuation allowance for all deferred tax assets was recorded due to the uncertainty of their realization as of December 31, 2009.

9. NOTE PAYABLE TO RELATED PARTY

During the year ended December 31, 2009, the Company was advanced $12,500 from a person related to the principal stockholder and Chief Executive Officer. The note bears no interest and is due on demand.

10. COMMITMENTS AND CONTINGENT LIABILITIES

FINRA has been reviewing certain compliance issues relating to the Company's business. There could be a monetary settlement paid by the Company to FINRA; however, the review is still ongoing and the amount of the settlement cannot be determined as of the audit date. Management does not believe that this settlement will have any material adverse effect on the Company.

The Company is subject to other legal proceedings and claims which have arisen in the ordinary course of its business and have not reached final adjudication. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company's management, based upon the information available at this time and after consultation with outside legal counsel, that the currently expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on its business, financial condition, results of operations or cash flows.

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company is on a month to month lease and pays $1,260 per month. Rent expense for the year ended December 31, 2009 was $15,120.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital deficiency of ($247,989) which was $347,989 below its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was (1) to 1. Since January 1, 2008, the Company has not been compliant with SEC rule 15c-31.

12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

13. RETIREMENT PLAN

The Company sponsors a profit sharing plan. The Company did not accrue a contribution to the plan for 2009 as they do not intend to contribute to the plan.

SUPPLEMENTARY INFORMATION

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital:		
Total stockholders' deficit from statement of financial condition		$ (204,400)
Deductions:		
Prepaid expenses	25	
Notes receivable	31,915	
Property and equipment	11,649	(43,589)
Tentative net capital		(247,989)
Haircuts		-
Net capital		$ (247,989)
Total aggregate indebtedness		$ 248,045
Ratio of aggregate indebtedness to net capital		(1) to 1
Minimum net capital required		$ 100,000
Deficient net capital		$ 347,989
Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2008):		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ (237,591)
Audit adjustments		10,398
Net capital per above		$ (247,989)

See Independent Auditors' Report.

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

PEYTON, CHANDLER & SULLIVAN, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2009

Not Applicable

MENDOZA
BERGER
& COMPANY, L.L.P
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Peyton, Chandler & Sullivan, Inc.
Roseville, California

In planning and performing our audit of the financial statements and supplemental schedules of Peyton, Chandler & Sullivan, Inc. (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9838 Research Drive • Irvine • California • 92618
949.387.9850 • Fax 949.387.9652

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant defifiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mendoza Berger & Company, LLP

Mendoza Berger & Company LLP

Irvine, California
May 25, 2010